SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                SCHEDULE 13D/A*
                                (Rule 13d-101)
                              (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       Pennfed Financial Services, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  708167101
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 October 15, 1998
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)


                           (Page 1 of 12 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 708167101                 13D                    Page 2 of 12 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 424,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 424,600
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 424,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.6%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 708167101                 13D                    Page 3 of 12 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 424,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 424,600
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 424,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.6%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 708167101                 13D                    Page 4 of 12 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              342,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              342,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              342,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 3.7%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 708167101                 13D                    Page 5 of 12 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                767,100
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                767,100
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                767,100
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                8.3%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 708167101                 13D                    Page 6 of 12 Pages

Item 1.     Security and Issuer

     Item 1 is hereby amended and restated as follows:

     The Schedule 13D initially filed on July 16, 1998 (the "Schedule 13D"), relating to the common stock, $0.01 par value (the "Common Stock") of Pennfed Financial Services, Inc. (the "Company"), is hereby amended by this Amendment No. 1. The Company's principal executive offices are located at 622 Eagle Rock Avenue, West Orange, New Jersey 07052-2989.

Item 2.     Identity and Background.

     Item 2 is hereby amended and restated as follows:

     (a)  This statement is filed by:
               (i) Tontine Financial Partners, L.P., a Delaware limited
                   partnership ("TFP"), with respect to shares of Common Stock beneficially owned by it;
              (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TFP;
             (iii) Tontine Overseas Associates, Ltd., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd. ("TOF") and to TFP Overseas Fund, Ltd. ("TFPO"), companies organized under the laws of the Cayman Islands, with respect to the shares of
                   Common Stock directly owned by each of TOF and TFPO, as well other managed accounts; and
              (iv) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock directly owned by each of TFP,
                   TOF, TFPO and other managed accounts.

                     The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TFP, TM, and TOA is 200 Park Avenue, Suite 3900, New York, New York 10166. The business address of Mr. Gendell is 200 Park Avenue, Suite 3900, New York, New York 10166.

     (c) The principal business of TFP is serving as a private investment limited partnership investing primarily in financial institutions. The principal business of TM is serving as general partner to TFP and to Tontine Partners, L.P., an affiliated private investment limited partnership. The principal business of TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients and managed accounts. Mr.


CUSIP No. 708167101                 13D                    Page 7 of 12 Pages

Gendell serves as the Managing Member of TM. Mr. Gendell also serves as the Managing Member of TOA.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) TFP is a limited partnership organized under the laws of the State of Delaware. TM and TOA are limited liability companies organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP, TOF, TFPO, and other managed accounts is approximately $4,611,567, $3,020,781, $2,383,126 and $280,000, respectively.
Neither TM, TOA nor Mr. Gendell owns directly any shares of Common Stock.

       The shares of Common Stock purchased by TFP and TOF, TFPO, as well as other managed accounts, were purchased with working capital and on margin.

       TFP's, TOF's, TFPO's and the other managed accounts' margin transactions are with ING Baring Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP, TOF, TFPO or other managed accounts may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP, TOF, TFPO or other managed accounts. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.     Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 424,600
                         Percentage: 4.6%.  The percentages used herein and in
the rest of this Item 5 are based upon the 9,235,859 shares of Common Stock issued and outstanding as of September 11, 1998, as reported in the Company's Form 10-K for the period ending June 30, 1998.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 424,600
CUSIP No. 708167101                 13D                    Page 8 of 12 Pages

                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 424,600
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not Applicable.

B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 424,600
                         Percentage: 4.6%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 424,600
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the disposition: 424,600
              (c) TM did not enter into any transactions in the Common Stock within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d)  Not applicable.
              (e)  Not applicable.

      C. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 342,500
                         Percentage: 3.7%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 342,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 342,500
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of clients (including TOF, TFPO and other managed accounts) within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.

       D. Jeffrey L. Gendell.
            (a) Aggregate number of shares beneficially owned:  767,100
                       Percentage:  8.3%
             (b) 1.  Sole power to vote or direct vote: 0
                 2.  Shared power to vote or direct vote: 767,100
                 3.  Sole power to dispose or direct the disposition: 0
                 4.  Shared power to dispose or direct the disposition: 767,100


CUSIP No. 708167101                 13D                    Page 9 of 12 Pages

             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TOF, TFPO and other managed accounts, which were all in the open market, are set forth in Schedule B, and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.



CUSIP No. 708167101                 13D                    Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  October 15, 1998

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.






CUSIP No. 708167101                 13D                    Page 11 of 12 Pages


                                  Schedule A

                       TONTINE FINANCIAL PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


10/15/98                        4,200                    12.28

10/16/98                        3,300                    12.53







CUSIP No. 708167101                 13D                    Page 12 of 12 Pages

                                  Schedule B

            TONTINE OVERSEAS ASSOCIATES, L.L.C. - MANAGED ACCOUNTS

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction    Client         Purchased/(Sold)         if any)


08/26/98        TFPO          10,000                      13.03

09/09/98        TFPO          15,000                      14.04

09/23/98        TOF           15,000                      14.00

09/23/98        Other           20,000                      14.00
               Managed
               Accounts